UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Receives Prestigious International Award. Dated May 29th, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Receives Prestigious International Award

Company named Winner of Best WiMAX™ Product or Service for 3.5 GHz
WiMAX network in Spain

Tel Aviv, Israel, May 29, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that the WBI (Wireless Broadband Innovation) Awards panel of judges named the company Winner of Best WiMAX Product or Service for its WiMAX network deployed in the province of Castilla y Leon in Spain. Presented during the official ceremony in London, this is Alvarion’s third award received from the organization.

The Wireless Broadband Innovation Awards (www.wbiaward.com) are prestigious independent international awards for users and service providers of wireless broadband. The awards recognize leadership, innovation and excellence in wireless broadband development and deployment. In addition to winning in this year’s Best WiMAX Product or Service category, in 2007 Alvarion was named Most Innovative Wireless Broadband Company, and in 2006 the company won the Best Municipal Wireless Deployment award. Other companies awarded at the event included BT and Kineto Wireless.

“Alvarion has proven itself as a true Wireless Broadband Innovation Award winner by providing excellence and innovation in a highly competitive market place,” said Michael Gebert, Organizer of WBI Awards. “With more than over 210 qualified submitted entries from more than 35 countries, Alvarion is well-positioned to grow into the future with Wireless Broadband.”

“This is the third year in a row that Alvarion’s innovation and leadership is recognized by the industry,” said Tzvika Friedman, President and CEO of Alvarion. “We are honored to once again receive this prominent award, especially as it reflects our commitment to the demanding and growing market of WiMAX. This award is the result of the professionalism and dedication of Alvarion employees and at the same time applauds our customers and partners for their commitment to proliferate WiMAX throughout their regions, and beyond.”

The vast and mountainous autonomous community Castilla y León is the largest region in Spain and Europe. Alvarion’s WiMAX network was deployed by Iberbanda and has made broadband widely available, ensuring the future and economic vitality of the region. Today the network provides broadband voice and data services to 500,000 inhabitants and businesses in 3,500 populated areas and is a model for all European communities who want to bridge the gap between rural and urban areas.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.